September 7, 2018

Paul Williams
Chief Financial Officer
Worldwide Specialty Chemicals Inc.
Downtown Republic Center, Suite 3100
325 N. Saint Paul Street
Dallas, Texas 75201

       Re: Worldwide Specialty Chemicals Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed July 18, 2018
           File No. 0-55554

Dear Mr. Williams:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction